

September 21, 2023

Matthew J. Smith
Chief Financial Officer
Stronghold Digital Mining, Inc.
595 Madison Avenue, 28th Floor
New York, NY 10022

      Re: **Stronghold Digital Mining, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed April 3, 2023
           Form 10-Q for the Quarterly Period Ended June 30, 2023
           Filed August 11, 2023
           Form 8-K, Furnished August 10, 2023
           File No. 001-40931

Dear Matthew J. Smith:

      We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K For the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 71

1.   We note the disclosure in your September 6, 2023 press release of your hashrate capacity and the items impacting the changes in your hashrate. In future filings, please expand your discussion to explain the interrelationships between the bitcoin price, the size of the computing power on the bitcoin network (hash rate), the difficulty, halvening, and the mining rewards and fees and revenues. Consider including, if applicable, a discussion regarding your daily average GPUs and their average hashrate and difficulty for each of the periods presented. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

Consolidated Statements of Cash Flows, page 87

2.   You have reported mining revenues and net proceeds from sales of digital currencies within cash flows from operating activities on your Statements of Cash Flows. Please provide your accounting analysis supporting your conclusion that this activity is properly classified within cash flow from operating activities, instead of cash flows from investing activities. Specifically include for any revenue stream, if you use your own crypto at any point during the lifecycle of the transaction. Refer to specific accounting guidance in your response.

Notes to Consolidated Financial Statements
Note 2 - Nature of Operations and Significant Accounting Policies
Digital Currencies, page 90

3.   Please tell us how your classification of digital currencies as current assets is consistent with the definition of current assets in ASC 201-10-20. Further, clarify for us how you determined digital assets should be classified as current assets when indefinite-lived intangible assets are generally considered "other assets" under Rule 5-02.17 of Regulation S-X. Tell us the average length of time the digital currencies have been held before sale and how frequently they turn over, explaining how you calculated this turnover.

4.   You disclose that the fair value of your digital currencies is measured using the quoted price of the digital currency. Please tell us where you obtain the quoted price, whether the quoted price represents your principal market under ASC 820, and how you determined the principal market.

5.   In testing for impairment of your digital currencies, you disclose that in most cases, your qualitative assessment indicates impairment when the quoted price of the cryptocurrency subsequently falls below its carrying amount. Please tell us the following information and reference for us the authoritative literature you rely upon to support your accounting:
   • Explain to us when the digital currency would not be impaired if the quoted price fell below the carrying amount, and the period of time included in your assessment of impairment.
   • Tell us whether or not you evaluate multiple units (or fractional units) of digital currencies.
   • Tell us in detail how often you assess impairment and the timing of the quoted price used in your assessment.
   • Explain how you consider a qualitative assessment given the existence of a quoted price on apparently active markets.

Fair Value Measurements, page 92

6.   You report various balance sheet items that are accounted for at fair value on either a recurring or non-recurring basis. Tell us your consideration of including a separate note to

include the disclosure requirements of ASC 820.

Revenue Recognition
Bitcoin Mining, page 95

7. Please remove your disclosure here and throughout the filing in future annual and periodic reports that, "there is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held." We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions.

8. Please provide us your analysis supporting your measurement of the non-cash consideration (cryptocurrency) you receive for your mining pool participation activities. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:
    • You disclose that you measure the non-cash consideration at fair value on the date received which is not materially different than the fair value at contract inception or time you have earned the award from the mining pools. Explain to us how your accounting policy complies with ASC 606-10-32-21 and 606-10-32-23.
    • Tell us approximately how much time passes between the inception of the contract, the time you have earned the award from the mining pools, and the date on which you receive the award. Describe for us your process for determining that the fair value of the award is not materially different during these periods.
    • You disclose that fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt. Tell us the market(s) you use to determine the quoted price used to value the non-cash consideration and how you identify these market(s). Refer to ASC Topic 820, including ASC 820-10- 35-5A.

9. Please provide us your analysis supporting your bitcoin mining revenue recognition policy for your mining pool participation activities. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:
    • Step 1 of ASC 606
        ◦ Provide us a representative sample contract and cross reference your analysis to the specific provisions of that contract.
        ◦ Tell us whether there are any penalties for contract termination by either party and explain when a contract begins and describe its term for accounting purposes. As it appears that you may cancel at any time, tell us what happens if you cancel midterm. Also explain whether you can withdraw computing power midterm and reinstitute it later that same day.
    • Step 2 of ASC 606
        ◦ Substantiate how the provision of computing power to the mining pool is your sole performance obligation.
    • Step 3 of ASC 606

- ° Identify the consideration specified in the contract, how the amount of consideration is determined and explain how you apply the variable consideration constraint in ASC 606-10-32-11 through 32-13.
- ° Tell us the payment terms for cryptocurrencies earned from the mining pool operator and substantiate how valuing these assets upon receipt is not materially different than the fair value at contract inception.
- ° Tell us why it is appropriate to deduct transaction fees to the mining pool operator from revenue. Clarify whether the single amount (i.e., the net fees received) represents the transaction price paid to you in satisfaction of your performance obligation to the pool operator and if the amounts retained by the pool operator relate to the activities it must undertake to fulfill its contract with you.
- ° Provide your analysis of the guidance for determining the transaction price beginning at ASC 606-10-32-2; that is, based on your contract with the pool operator, tell us the amount of consideration to which you are entitled for providing computing power to the pool operator.

Note 5 - Property, Plant and Equipment, page 101

10. Please confirm to us that in future annual and periodic reports you will disclose the facts and circumstances leading to the impairment of your miner assets disclosed here, as well as the impairment of the MinerVa equipment deposit disclosed in Note 4, and the methods used in determining fair value. Refer to ASC 360-10-50-2.a through d.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Canaan Purchase Agreement and Amendment to Canaan Bitcoin Mining Agreement, page 30

11. Please describe for us your accounting treatment for the Canaan Bitcoin Mining Agreement. In your response, tell us the significant terms of the agreement, your revenue recognition policies and where the revenues are recognized in your financial statements.

Form 8-K, Furnished August 10, 2023

Use and Reconciliation of Non-GAAP Financial Measures, page 8

12. You adjust for the impairment of digital currencies and the realized gain on sale of digital currencies in your reconciliation of Adjusted EBITDA. We note your disclosures on page 61 of your Form 10-K for the period ended December 31, 2023 of your significant bitcoin price volatility, and on page 32 of your Form 10-Q for the period ended June 30, 2023, that you liquidate mined Bitcoin often, and generally at multiple points every week. Specifically, as a digital asset miner, you will continue to acquire, hold, and sell these digital assets as part of your mining operations and these adjustments seem to be

recurring as the volatility of your crypto assets appear to be triggering frequent impairment charges for these ASC 350 intangible assets. Please explain the following to us:

- Tell us your consideration that the impairment and sale of digital currencies are normal operating transactions that recur due to crypto price volatility, and excluding these items from your non-GAAP financial measures may be misleading under Regulation G, Rule 100 (b) and questions 100.01 and 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
- Clarify for us if you exclude any non-cash items, and if so, explain to us the nature and amounts for all material non-cash items excluded. Refer to C&DI 100.04.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall at 202-551-3105 or Bonnie Baynes at 202-551-4924 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets